# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hayward Holdings, Inc., CIK 0001834622
CUSIP: 421298100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1415 Vantage Park Drive, Suite 400, Charlotte, North Carolina (NC), 28203
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105497

## Reporting persons
- MSD Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 608,062; sole dispositive power 0; shared dispositive power 608,062; aggregate amount beneficially owned 608,062 (0.3% of the class)
- Michael S. Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,685,664; sole dispositive power 0; shared dispositive power 5,685,664; aggregate amount beneficially owned 5,685,664 (2.6% of the class)
- MSD Portfolio L.P. - Investments: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Hayward Holdings, Inc.
Address of issuer's principal executive offices: 1415 Vantage Park Drive, Suite 400, Charlotte, NC 28203

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G ("Amendment No. 4") is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), Michael S. Dell and MSD Portfolio L.P. - Investments ("MSD Investments") with respect to ownership of the common stock of the Company held by MSD Private Capital Investments, L.P. ("MSD Private Capital Investments"), MSD Portfolio L.P. - SLD Personal Income ("SLD Personal Income"), MSD Portfolio L.P. - MSD Personal Income ("MSD Personal Income"), and the Michael & Susan Dell Foundation (the "Foundation").

MSD Capital is the general partner of each of MSD Private Capital Investments, MSD Investments, SLD Personal Income and MSD Personal Income and may be deemed to beneficially own securities owned by them. MSD Capital Management LLC ("MSD Capital Management") is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 13, 2025 a copy of which is filed with this Amendment No. 4 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence:
The address of the principal business office of MSD Capital and MSD Investments is 550 Madison Ave, 20th Floor, New York, New York 10022.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.
Citizenship: MSD Capital and MSD Investments are organized as limited partnerships under the laws of the State of Delaware. Mr. Dell is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Capital (1) - 608,062
Michael S. Dell (2) - 5,685,664
MSD Investments - 0
MSD Capital Management (1) - 608,062

(1) Includes 0 shares of Common Stock owned of record by MSD Private Capital Investments, 0 shares of Common Stock owned of record by SLD Personal Income and 608,062 shares of Common Stock owned of record by MSD Personal Income.

(2) Includes 0 shares of Common Stock owned of record by MSD Private Capital Investments, 0 shares of Common Stock owned of record by SLD Personal Income, 608,062 shares of Common Stock owned of record by MSD Personal Income and 5,077,602 shares of Common Stock held by the Foundation.
Percent of class:
The percentages provided herein are calculated based upon 216,863,239 shares of the issuer's common stock outstanding as of October 27, 2025, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2025.

MSD Capital - 0.3%
Michael S. Dell - 2.6%
MSD Investments - 0%
MSD Capital Management - 0.3%
Sole power to vote or to direct the vote:
MSD Capital - 0
Michael S. Dell - 0
MSD Investments - 0
MSD Capital Management - 0
Shared power to vote or to direct the vote:
MSD Capital - 608,062
Michael S. Dell - 5,685,664
MSD Investments - 0
MSD Capital Management - 608,062
Sole power to dispose or to direct the disposition:
MSD Capital - 0
Michael S. Dell - 0
MSD Investments - 0
MSD Capital Management - 0
Shared power to dispose or to direct the disposition:
MSD Capital - 608,062
Michael S. Dell - 5,685,664
MSD Investments - 0
MSD Capital Management - 608,062

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Description of Exhibit
24.1 Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)
99.1 Joint Filing Agreement dated November 13, 2025

## Signatures
- MSD Capital, L.P.: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, its General Partner (11/13/2025)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (11/13/2025)
- MSD Portfolio L.P. - Investments: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (11/13/2025)